UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

APPLE HOSPITALITY REIT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, no par value
(Title of Class of Securities)
03784Y 200
(CUSIP Number of Class of Securities)

Justin G. Knight
President and Chief Executive Officer
Apple Hospitality REIT, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Paul D. Manca, Esq.
Joseph G. Connolly, Jr., Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$200,000,000	$23,240

(1)
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $200,000,000 of Apple Hospitality REIT, Inc. common shares, no par value.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, equals $116.20 per million dollars of the aggregate value of the transaction.

■
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$23,240	Filing Party:	Apple Hospitality REIT, Inc.

Form or Registration No:	005-86821	Date Filed:	May 18, 2015

□	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

□	third-party tender offer subject to Rule 14d-1.

■	issuer tender offer subject to Rule 13e-4.

□	going-private transaction subject to Rule 13e-3.

□	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ■

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

□        Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
□        Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Apple Hospitality REIT, Inc., a Virginia corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 18, 2015 (together with any amendments or supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to $200,000,000 in aggregate purchase price of the Company’s common shares, no par value (the “Shares”) at a price specified by the tendering shareholders of not greater than $21.00 nor less than $19.00 per Share, net to the seller in cash, less the withholding of any applicable taxes and without interest.

The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 18, 2015 (the “Offer to Purchase”) and in the related materials, copies of which were previously filed with the Schedule TO as Exhibits (a)(1) thereto (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

This Amendment is being filed to report the results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

The following information is provided pursuant to Rule 13e-4(c)(4):

•	The Company has received the final results of the Offer, which expired at 12:00 midnight, at the end of the day, New York City Time, on June 22, 2015.

•
The Company has accepted for purchase approximately 10.5 million Shares at a purchase price of $19.00 per Share, for an aggregate purchase price of $200 million, excluding fees and expenses relating to the Offer. The approximately 10.5 million Shares accepted for purchase in the Offer represent approximately 6% of the Company’s Shares outstanding as of June 22, 2015.

•
Shareholders who properly tendered and did not properly withdraw Shares in the Offer at the final purchase price of $19.00 per Share had approximately 97% of their tendered Shares purchased by the Company at $19.00 per Share. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, will promptly issue payment for Shares validly tendered and accepted for purchase in accordance with the terms and conditions of the Offer.

Item 11.  Additional Information.

Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), is hereby amended and supplemented to include the following:

“On June 24, 2015, we issued a press release announcing the final results and settlement of the Offer, which expired at 12:00 midnight, at the end of the day, New York City Time, on June 22, 2015. A copy of such press release was filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated by reference herein.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

“(a)(5)(E)                      Press Release, issued June 24, 2015”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2015

APPLE HOSPITALITY REIT, INC.

By:	/s/ Bryan Peery
Name:	Bryan Peery
Title:	Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 18, 2015*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Important Instructions and Information, dated May 18, 2015*

(a)(1)(D)	Odd Lot Certification Form*

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 18, 2015*

(a)(1)(F)	DLA Instructing Sheet*

(a)(1)(G)	Form of Letter to Clients of David Lerner Associates, Inc., dated May 18, 2015*

(a)(5)(A)	Summary Advertisement in New York Times, dated May 18, 2015*

(a)(5)(B)	Press Release, issued May 18, 2015*

(a)(5)(C)	Apple Hospitality REIT, Inc. Master Q&A Document*

(a)(5)(D)	Press Release, issued June 23, 2015**

(a)(5)(E)	Press Release, issued June 24, 2015***

(b)(1)
Amended and Restated Credit Agreement dated as of May 18, 2015 among Apple Hospitality REIT, Inc., as borrower, certain subsidiaries of Apple Hospitality REIT, Inc., as guarantors, Bank of America, N.A., as Administrative Agent and Swing Line Lender, Bank of America, N.A. and Keybank National Association as L/C Issuers, KeyBank National Association and Wells Fargo Bank, National Association, as Co-Syndication Agents, U.S. Bank National Association, as Documentation Agent, Regions Bank as Managing Agent, the Lenders party thereto, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, KeyBanc Capital Markets, Wells Fargo Securities, LLC and U.S. Bank National Association, as Joint Lead Arrangers, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, KeyBanc Capital Markets and Wells Fargo Securities, LLC, as Joint Bookrunners.*

*	Previously filed on Schedule TO dated May 18, 2015.
**	Previously filed with Amendment No. 3 to the Schedule TO on June 23, 2015.
***	Filed herewith.